

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2011

Michael Alexander
President and Chairman
Swordfish Financial, Inc.
142 Wembley Way
Rockwall, Texas 75032

> **Re:** **Swordfish Financial, Inc.**
> **Proxy Statement on Schedule 14A**
> **Filed April 15, 2011**
> **File No. 000-07475**

Dear Mr. Alexander:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. Rule 14a-4(a)(3) requires you to identify clearly and impartially each separate matter upon which you intend to act, whether or not related to or conditioned on the approval of other matters. In this regard, it appears that you have combined multiple matters in Proposal 1. Please revise to unbundle this proposal into three separate proposals: the increase in authorized shares; the authorization of blank check preferred stock; and the ten-to-one reverse split.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ruairi Regan at (202) 551-3269 or Jay Mumford, Staff Attorney, at (202) 551-3637 if you have any questions.

Sincerely,


Amanda Ravitz
Assistant Director


cc (by facsimile):  Richard A. Friedman, Esq.  (212) 930-9725